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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.8)

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                           PACIFIC SCIENTIFIC COMPANY
                            (NAME OF SUBJECT COMPANY)

                           PACIFIC SCIENTIFIC COMPANY
                        (NAME OF PERSON FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
               (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    694806
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                   LESTER HILL
              CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA 92660
                                (714) 720-1714
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON FILING STATEMENT)

                                 With Copies To:

        ADAM O. EMMERICH, ESQ.                 WILLIAM J. SIMPSON, ESQ.
    WACHTELL, LIPTON, ROSEN & KATZ      PAUL, HASTINGS, JANOFSKY & WALKER, LLP
          51 WEST 52ND STREET                       695 TOWN CENTER
       NEW YORK, NEW YORK 10019              COSTA MESA, CALIFORNIA 92826
            (212) 403-1000                          (714) 668-6200

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            This Amendment No. 8 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 22, 1997 (as subsequently amended, the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by Torque Corporation ("Bidder"), a Delaware corporation and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), to purchase 6,347,241 shares of Common Stock, including the associated rights (or such greater or lesser number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Kollmorgen and Bidder, will constitute a majority of the Common Stock outstanding on a fully diluted basis) at a price of $20.50 per share, net to the Seller in cash on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1997, and in the related Letter of Transmittal, as disclosed in a Tender Offer Statement on Schedule 14D-1, initially filed with the Commission on December 15, 1997 and as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2.  Tender Offer of Bidder.

      Item 2 is hereby amended and supplemented by adding thereto the following:

      On January 31, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with DH Holdings Corp. ("Parent"), a Delaware corporation and a wholly owned subsidiary of Danaher Corporation and a corporation to be formed under California law which will be a wholly owned subsidiary of Parent ("Purchaser"). The Merger Agreement contemplates, among other things, a cash tender offer by Parent and Purchaser for all outstanding shares of the Company's common stock at a price of $30.25 per share of Company Common Stock followed by the merger (the "Merger") of Purchaser with and into the Company. In connection with the execution of the Merger Agreement, the Board of Directors of the Company approved a First Amendment, dated as of January 31, 1998, to the Rights Agreement (the "First Amendment"). The First Amendment provides, among other things, that DH Holdings and its Affiliates (as defined in the Rights Agreement), would not be deemed an Acquiring Person (as defined in the Rights Agreement). In addition, On February 2, 1998 the Company issued a press release with respect to the Merger and the First Amendment. The Merger Agreement, the First Amendment and the press release issued on February 2, 1998 are filed as Exhibits 34, 35 and 36 hereto, respectively, and are incorporated herein by reference.
      On February 2, 1998, Kollmorgen issued a press release announcing that it terminated the Kollmorgen Offer, withdrew its litigation to remove Pacific Scientific's board and canceled its special shareholders meeting scheduled for February 10, 1998.

Item 4.  The Solicitation or Recommendation

      Item 4 is hereby amended by adding thereto the same paragraph set forth above as an amendment to Item 2.

Item 7.  Certain Negotiations and Transactions by the Subject Company

      Item 7 is hereby amended by adding thereto the same paragraph set forth above as an amendment to Item 2.

Item 8.  Additional Information to be Furnished

      Item 8 is hereby amended by adding thereto the same paragraph set forth above as an amendment to Item 2.

Item 9.  Material to be Filed as Exhibits

      Item 9 is hereby amended and supplemented by adding thereto the following:

      Exhibit 34 Agreement and Plan of Merger, dated as of January 31, 1998, by and among Pacific Scientific, DH Holdings and Purchaser.

      Exhibit 35 First Amendment to Rights Agreement, dated as of January 31, 1998, by and between Pacific Scientific and ChaseMellon Shareholder Services, L.L.C.

      Exhibit 36  Press Release issued by the Company on February 2, 1998.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       PACIFIC SCIENTIFIC COMPANY

Dated:  February 2, 1998               By:   /s/ Lester Hill
                                          -----------------------------
                                          Name:  Lester Hill
                                          Title: Chairman, President and
                                                 Chief Executive Officer

                                  EXHIBIT INDEX

      Exhibit 34 Agreement and Plan of Merger, dated as of January 31, 1998, by and among Pacific Scientific, DH Holdings and Purchaser.

      Exhibit 35 First Amendment to Rights Agreement, dated as of January 31, 1998, by and between Pacific Scientific and ChaseMellon Shareholder Services, L.L.C.

      Exhibit 36  Press Release issued by the Company on February 2, 1998.